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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

SAPIENT CORPORATION
(Name of Subject Company)

1926 MERGER SUB INC.
(Offeror)

PUBLICIS GROUPE S.A.
(Parent of Offeror)
(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

803062108
(Cusip Number of Class of Securities)

Anne-Gabrielle Heilbronner
General Secretary, Member of the Management Board
133 Avenue des Champs Elysées
75008 Paris
France
+33-1-44-43-70-00
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

With a copy to:

Adam O. Emmerich, Esq.
Edward J. Lee, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
(212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$3,685,933,290.20	$428,306

*
Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 140,847,744 shares of common stock, par value $0.01 per share (the "Shares"), of Sapient Corporation ("Sapient") outstanding multiplied by the offer price of $25.00 per share, (ii) 6,543,218 Shares subject to outstanding unvested restricted stock units and performance restricted stock units (assuming achievement of any performance conditions applicable to the performance restricted stock units at the maximum level), which reflects the maximum number of restricted stock units and performance restricted stock units that may be outstanding at the time the offer is completed, multiplied by the offer price of $25.00 per share and (iii) 66,623 Shares issuable pursuant to outstanding options multiplied by the offer price of $25 per share less the weighted average exercise price for such options of $7.60 per share. The calculation of the filing fee is based on information provided by Sapient as of November 7, 2014.

**
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the Transaction Valuation by 0.0001162.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: n/a	Filing Party: n/a
Form of Registration No.: n/a	Date Filed: n/a
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

          Check the appropriate boxes below to designate any transactions to which the statement relates:

    ☒
    Third-party tender offer subject to Rule 14d-1.

    ☐
    Issuer tender offer subject to Rule 13e-4.

    ☐
    Going-private transaction subject to Rule 13e-3.

    ☐
    Amendment to Schedule 13D under Rule 13d-2.

          Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

        This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the tender offer by 1926 Merger Sub Inc., a Delaware corporation ("Purchaser") and a wholly owned indirect subsidiary of Publicis Groupe S.A., a French société anonyme ("Parent"), for all of the outstanding shares of common stock, par value $0.01 per share ("Shares"), of Sapient Corporation, a Delaware corporation ("Sapient"), at a price of $25.00 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated November 12, 2014 (the "Offer to Purchase"), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the "Letter of Transmittal"), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the "Offer."

        All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1.    Summary Term Sheet.

Regulation M-A Item 1001

        The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

Item 2.    Subject Company Information.

Regulation M-A Item 1002

        (a)    Name and Address.    The name, address, and telephone number of the subject company's principal executive offices are as follows:

Sapient Corporation
131 Dartmouth St.
Boston, Massachusetts 02116
(617) 621-0200

        (b)-(c) Securities; Trading Market and Price. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

INTRODUCTION

THE TENDER OFFER—Section 6 ("Price Range of Shares; Dividends")

Item 3.    Identity and Background of Filing Person.

Regulation M-A Item 1003

        (a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 8 ("Certain Information Concerning Parent and Purchaser")
SCHEDULE I—Information Relating to Parent and Purchaser

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Item 4.    Terms of the Transaction.

Regulation M-A Item 1004

        (a)    Material Terms.    The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

        (a)    Transactions.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER	—	Section 10 ("Background of the Offer; Past Contacts or Negotiations with Sapient")

        (b)    Significant Corporate Events.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER	—	Section 10 ("Background of the Offer; Past Contacts or Negotiations with Sapient")
THE TENDER OFFER	—	Section 11 ("The Merger Agreement; Other Agreements")
THE TENDER OFFER	—	Section 12 ("Purpose of the Offer; Plans for Sapient")

Item 6.    Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

        (a)    Purposes.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER—Section 12 ("Purpose of the Offer; Plans for Sapient")

        (c)(1)-(7) Plans.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER	—	Section 9 ("Source and Amount of Funds")
THE TENDER OFFER	—	Section 10 ("Background of the Offer; Past Contacts or Negotiations with Sapient")
THE TENDER OFFER	—	Section 11 ("The Merger Agreement; Other Agreements")
THE TENDER OFFER	—	Section 12 ("Purpose of the Offer; Plans for Sapient")
THE TENDER OFFER	—	Section 13 ("Certain Effects of the Offer")
THE TENDER OFFER	—	Section 14 ("Dividends and Distributions")

Item 7.    Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007

        (a)    Source of Funds.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

2

SUMMARY TERM SHEET

THE TENDER OFFER	—	Section 9 ("Source and Amount of Funds")
THE TENDER OFFER	—	Section 10 ("Background of the Offer; Past Contacts or Negotiations with Sapient")

        (b)    Conditions.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER	—	Section 9 ("Source and Amount of Funds")
THE TENDER OFFER	—	Section 10 ("Background of the Offer; Past Contacts or Negotiations with Sapient")
THE TENDER OFFER	—	Section 11 ("The Merger Agreement; Other Agreements")
THE TENDER OFFER	—	Section 12 ("Purpose of the Offer; Plans for Sapient")
THE TENDER OFFER	—	Section 15 ("Conditions of the Offer")

        (d)    Borrowed Funds.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER	—	Section 9 ("Source and Amount of Funds")
THE TENDER OFFER	—	Section 10 ("Background of the Offer; Past Contacts or Negotiations with Sapient")
THE TENDER OFFER	—	Section 11 ("The Merger Agreement; Other Agreements")
THE TENDER OFFER	—	Section 15 ("Conditions of the Offer")

Item 8.    Interest in Securities of the Subject Company.

Regulation M-A Item 1008

        (a)    Securities Ownership.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER	—	Section 8 ("Certain Information Concerning Parent and Purchaser")
THE TENDER OFFER	—	Section 12 ("Purpose of the Offer; Plans for Sapient")

SCHEDULE I—Information Relating to Parent and Purchaser

        (b)    Securities Transactions.    None.

Item 9.    Persons/Assets Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

        (a)    Solicitations or Recommendations.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER	—	Section 3 ("Procedures for Accepting the Offer and Tendering Shares")
THE TENDER OFFER	—	Section 10 ("Background of the Offer; Past Contacts or Negotiations with Sapient")
THE TENDER OFFER	—	Section 18 ("Fees and Expenses")

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Item 10.    Financial Statements.

Regulation M-A Item 1010

        (a)    Financial Information.    Not Applicable.

        (b)    Pro Forma Information.    Not Applicable.

Item 11.    Additional Information.

Regulation M-A Item 1011

        (a)   Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER	—	Section 10 ("Background of the Offer; Past Contacts or Negotiations with Sapient")
THE TENDER OFFER	—	Section 11 ("The Merger Agreement; Other Agreements")
THE TENDER OFFER	—	Section 12 ("Purpose of the Offer; Plans for Sapient")
THE TENDER OFFER	—	Section 13 ("Certain Effects of the Offer")
THE TENDER OFFER	—	Section 16 ("Certain Legal Matters; Regulatory Approvals")

        (b)    Other Material Information.    The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

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Item 12.    Exhibits.

Regulation M-A Item 1016

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated November 12, 2014.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)
Joint Press Release issued by Publicis Groupe S.A. and Sapient Corporation on November 3, 2014 (incorporated by reference to Exhibit 99.1 to the schedule TO-C filed by Publicis Groupe S.A. with the Securities and Exchange Commission on November 3, 2014).
(a)(1)(G)
Investor Presentation Materials dated November 3, 2014 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Publicis Groupe S.A. with the Securities and Exchange Commission on November 3, 2014).
(a)(1)(H)
Transcript of November 3, 2014 Investor Conference Call (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by Publicis Groupe S.A. with the Securities and Exchange Commission on November 3, 2014).
(a)(1)(I)
Tweets from November 3, 2014 by Publicis Groupe S.A. (@PublicisGroupe) (incorporated by reference to Exhibit 99.4 to the Schedule TO-C filed by Publicis Groupe S.A. with the Securities and Exchange Commission on November 3, 2014).
(a)(1)(J)
Facebook post from November 3, 2014 by Publicis Groupe S.A. (incorporated by reference to Exhibit 99.5 to the Schedule TO-C filed by Publicis Groupe S.A. with the Securities and Exchange Commission on November 3, 2014).
(a)(1)(K)	Summary Advertisement as published in the New York Times on November 12, 2014.
(b)(1)	Debt Commitment Letter, dated as of November 1, 2014, between Citibank, N.A., London Branch and Publicis Groupe S.A.
(d)(1)
Agreement and Plan of Merger, dated as of November 1, 2014, by and among Publicis Groupe S.A., 1926 Merger Sub Inc. and Sapient Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Sapient Corporation (File No. 0-28074) with the Securities and Exchange Commission on November 3, 2014).
(d)(2)
Tender and Support Agreement, dated as of November 1, 2014, by and among Publicis Groupe S.A., 1926 Merger Sub Inc. and certain stockholders of Sapient Corporation (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Sapient Corporation (File No. 0-28074) with the Securities and Exchange Commission on November 3, 2014).
(d)(3)	Confidentiality Agreement, dated as of October 25, 2014, by and between Publicis Groupe S.A. and Sapient Corporation.
(d)(4)	Retention Letter, between Publicis Groupe S.A. and Alan J. Herrick, dated November 1, 2014.
(d)(5)	Retention Letter, between Publicis Groupe S.A. and Alan M. Wexler, dated November 1, 2014.
(d)(6)	Retention Letter, between Publicis Groupe S.A. and Harry B. Register, dated November 1, 2014.

Exhibit No.	Description
(g)	None.
(h)	None.

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

 SIGNATURES

        After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2014

1926 MERGER SUB INC.
By:	/s/ ANNE-GABRIELLE HEILBRONNER
Name:	Anne-Gabrielle Heilbronner
Title:	President, Treasurer and Secretary
PUBLICIS GROUPE S.A.
By:	/s/ MAURICE LÉVY
Name:	Maurice Lévy
Title:	Chairman & Chief Executive Officer

 EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated November 12, 2014.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Joint Press Release issued by Publicis Groupe S.A. and Sapient Corporation on November 3, 2014 (incorporated by reference to Exhibit 99.1 to the schedule TO-C filed by Publicis Groupe S.A. with the Securities and Exchange Commission on November 3, 2014).
(a)(1)(G)	Investor Presentation Materials dated November 3, 2014 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Publicis Groupe S.A. with the Securities and Exchange Commission on November 3, 2014).
(a)(1)(H)	Transcript of November 3, 2014 Investor Conference Call (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by Publicis Groupe S.A. with the Securities and Exchange Commission on November 3, 2014).
(a)(1)(I)	Tweets from November 3, 2014 by Publicis Groupe S.A. (@PublicisGroupe) (incorporated by reference to Exhibit 99.4 to the Schedule TO-C filed by Publicis Groupe S.A. with the Securities and Exchange Commission on November 3, 2014).
(a)(1)(J)	Facebook post from November 3, 2014 by Publicis Groupe S.A. (incorporated by reference to Exhibit 99.5 to the Schedule TO-C filed by Publicis Groupe S.A. with the Securities and Exchange Commission on November 3, 2014).
(a)(1)(K)	Summary Advertisement as published in the New York Times on November 12, 2014.
(b)(1)	Debt Commitment Letter, dated as of November 1, 2014, between Citibank, N.A., London Branch and Publicis Groupe S.A.
(d)(1)	Agreement and Plan of Merger, dated as of November 1, 2014, by and among Publicis Groupe S.A., 1926 Merger Sub Inc. and Sapient Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Sapient Corporation (File No. 0-28074) with the Securities and Exchange Commission on November 3, 2014).
(d)(2)	Tender and Support Agreement, dated as of November 1, 2014, by and among Publicis Groupe S.A., 1926 Merger Sub Inc. and certain stockholders of Sapient Corporation (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Sapient Corporation (File No. 0-28074) with the Securities and Exchange Commission on November 3, 2014).
(d)(3)	Confidentiality Agreement, dated as of October 25, 2014, by and between Publicis Groupe S.A. and Sapient Corporation.
(d)(4)	Retention Letter, between Publicis Groupe S.A. and Alan J. Herrick, dated November 1, 2014.
(d)(5)	Retention Letter, between Publicis Groupe S.A. and Alan M. Wexler, dated November 1, 2014.
(d)(6)	Retention Letter, between Publicis Groupe S.A. and Harry B. Register, dated November 1, 2014.
(g)	None.
(h)	None.

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  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information .
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction .
  Item 5. Past Contacts, Transactions, Negotiations and Agreements .
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURES
EXHIBIT INDEX